Klever Marketing, Inc.

P.O. Box 351175

Los Angeles, CA 90035

(801) 847-6444

Kathleen Collins, Accounting Branch Chief

U.S. Securities and Exchange Commission

One station Place

100 F. Street, NE

Washington D. C. 20549-4561

October 27, 2010

Reference:  Your letter dated October 19, 2010 Re:

Form 10-K & form 10-KA for FY ended December 31, 2009

Form 10-Q & form 10Q/A for the quarters ended June 30, 2010

File No. 000-18730

Attention Kathleen Collins, Accounting Branch Chief

We received your comment letter dated October 19, 2010 on our recent 10-K and 10-Q filings referenced above and are responding with the information requested.  Further, we acknowledge that:

•         The company is responsible for the adequacy and accuracy of the disclosure in the filing:

•         Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment 1:  Form 10-K and 10-K/A for the Year Ended December 31, 2009

                Item 9. Controls and Procedures, page 12

Klever management did in fact perform its assessment of internal control over financial reporting as of December 31, 2009, in compliance with the Commission’s guidelines and Sarbanes-Oxley Section 404.  However, in writing the results of our assessment in the 10-K and 10-K/A reports, we did not adequately report management’s results on internal control over financial reporting as required by item 308T of regulation S-K. We therefore intend to file an amendment to clearly indicate the results of management’s assessment

Klever Marketing, Inc.

October 22, 2010

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through management’s report on internal control over financial reporting.

Comment 2:  Proper Disclosure

Management indeed performed its analysis of internal control over financial reporting, but failed to adequately disclose the requirements of item 308T from Regulation S-K.  As such we intend to reword Item 9 in our amended report.

Comment 3:  Explanation of Conclusions Reached on Disclosure Controls in the 10-K and 10-Q Reports

We note in our original filings of Form 10-K and 10-K/A  the use of the word “effective” related to only a portion of the internal control environment and not the overall control environment of the Company.  In our 10-Q reports for the quarters ending March 31, 2010 and June 30, 2010, we recognized the need for more precise and correct language in the description of our disclosure controls, particularly the interpretations of the phrases “effective” and “ineffective,” and we wrote the disclosure with more detailed and precise information.  What we should have also done at that time was to recognize that our 10-K/A for the year ending December 31, 2009, should also be revised and amended to reflect this more accurate description.  We will amend our 10-K/A for 2009 with more accurate and descriptive language clarifying our conclusion of management’s analysis as ineffective.

Comment 4:  CEO’s Conclusion on Disclosure Controls and Procedures

We note in our original filings of Form 10-K and 10-K/A  the use of the word “effective” related to only a portion of the internal control environment and not the overall control environment of the Company. We therefore determined that even though our evaluation revealed no errors in our reports, our lack of adequate separation of control functions mandated that we declare our controls and procedures to be “ineffective.”

We will amend our filing of Form 10-K/A for December 31, 2009, to clearly state that our CEO’s evaluation of the effectiveness of our disclosure controls and procedures was conducted in compliance with Rule 13a-15(e) of the Exchange Act, that based on the definitions within this act that our procedures must be declared “ineffective.”

Klever Marketing, Inc.

October 22, 2010

Page (3)

Comment 5:  Exhibits 31.1 and 31.2

As there are only two certifying officers, and each certifying officer has indicated they are responsible for establishing and maintaining disclosure controls and procedures by signing Exhibit 31.1 and 31.2, we believe we meet the disclosure requirement as there are no other certifying officers.  We will include the introductory language “The registrant’s other certifying officer and I” in future filings, however we do not see the necessity to amend Form 10-Q for our March 31, 2010 and June 30, 2010 filings for the reason noted above.

Comment 6:  Management’s Report on Internal Control over Financial Reporting from Form 10_Q/A for Quarter Ending June 30, 2010, Item 4(T)

Each quarter, our CEO performs an evaluation of our internal controls over financial reporting, and in fact, performed these evaluations in each of the two quarters ending March 31, 2010 and June 30, 2010.  Our disclosures in our quarterly reports are in compliance with the requirements of Item 308T(b) of Regulation S-K as follow

▪

We disclose there were no changes in the company’s internal control over financial reporting that occurred during the fiscal quarter covered by the quarterly report that would materially affect the company’s control over financial reporting

The requirements of Item 308T(a) you mention in your letter apply to Form 10-K and not form 10Q.  We addressed the requirements of Item 308T(a) as discussed in items 1,2, and 3 above.

We believe the above responses and our refiling of the above referenced 10-K/A adequately address your comments.  Please note that we have attached the revised text we intend to include in our amended 2009 10K/A to comply with your comments and our responses in this letter.  If you should have any further questions, please contact myself at (801) 847-6444 or by fax at (801) 847-6422.

Sincerely,

Paul G. Begum
Chairman and CEO

Klever Marketing, Inc.

October 22, 2010

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Attachment: Proposed Language for 2nd Amendment to form 10-K 2009

Proposed Language for 2nd Amendment to form 10-K 2009

ITEM 9A(T)   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures for the Company, and have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were not effective as of the end of the period covered by this report, based on their evaluation of these controls and procedures required by paragraph (b) of Rules 13a-15 and 15d-15, due to certain material weaknesses in our internal control over financial reporting as discussed below.  Additionally, the Board of Directors has formed an Audit Committee comprised of Paul Smith, CPA and Donald Pickett, CPA.  The Committee meets annually to determine auditors and scope of the audit, as well as reviews of the 10K and all audited financials to assure the Company remains in compliance with federal regulations and best accounting practices.

Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining disclosure controls and procedures for the Company. Management conducted an evaluation of the effectiveness of our internal control over financial reporting and disclosure based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  The results of this evaluation determined that our internal control over financial reporting was ineffective as of December 31, 2009, due to material weaknesses.  A material weakness in internal control over financial reporting is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

Management’s assessment identified the following material weaknesses in internal control over financial reporting:

•         The small size of our Company limits our ability to achieve the desired level of separation of internal controls and financial reporting.  We do have a separate CEO and CFO, plus an Audit Committee to review and oversee the financial policies and procedures of the Company, which does achieve a degree of separation.  However, until such time as the Company is able to hire a Controller, we do not meet the full requirement for separation.  In the interim, we will continue

Klever Marketing, Inc.

October 22, 2010

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to strengthen the role of our Audit Committee and their review of our internal control procedures.  We also will continue to follow United States generally accepted accounting principles (GAAP) for internal control over financial reporting to include procedures that:

o		Pertain to the maintenance of records in reasonable detail accurately that fairly reflect the transactions and dispositions of the Company's assets;
o

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts and  expenditures are being made only in accordance with authorizations of management and the Board of Directors; and

o

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements

	•	We have not achieved the desired level of documentation of our internal controls and procedures. This documentation will be strengthened to limit the possibility of any lapse in controls occurring.

As a result of the material weaknesses in internal control over financial reporting described above, the Company’s management has concluded that, as of December 31, 2009, the Company's internal control over financial reporting was not effective based on the criteria in Internal Control - Integrated Framework issued by the COSO.

The Audit Committee is addressing these issues but is in the early stages.   The Company has no reason to believe there are any accounting lapses or issues, but there clearly isn’t the separation of responsibilities of a larger organization.

Our management determined that there were no other changes made in our internal controls over financial reporting during the fiscal year 2009 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.